Civitas BankGroup, Inc.
4 Corporate Centre, Suite 320
Franklin, Tennessee 37067
October 20, 2006
VIA EDGAR
John P. Nolan
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Civitas BankGroup, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 16, 2006
File No. 000-27393
Dear Mr. Nolan:
     I am in receipt of the comments dated September 27, 2006 issued by the staff of the Securities and Exchange Commission (the “Staff’) on the Annual Report on Form 10-K of Civitas BankGroup, Inc. (the “Company”) for the Fiscal Year Ended December 31, 2005 and request that the Company be given a further extension until October 27, 2006 to respond in writing to these comments. If this request for an extension is acceptable to the Staff I would appreciate confirmation of such by telephone, facsimile or e-mail. You may reach me by telephone at (615) 234-1232, by facsimile at (615) 263-9504 or by e-mail at lisa.musgrove@civitasbanks.com.

Sincerely,
/s/ Lisa Musgrove

Lisa Musgrove Executive Vice President, Chief Operating Officer and Chief Financial Officer